August 29, 2008
BY EDGAR

Ms. Angela J. Crane
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Comment Letter to M-Wave, Inc. Form 10-KSB for the fiscal year ended December 31, 2007; File No. 000-19944

Dear Ms. Crane,

Thank you for your comment letter dated August 19, 2008.  We have reviewed the letter and have the following responses.  Each response has been numbered to correspond to the number of the applicable comment contained in your August 19 letter.

1.
Liquidity and Capital Resources - We have noted your comment regarding stocking programs in our MD&A disclosure on Form 10-Q for the period ended June 30, 2008.  To further clarify, we have worked with our existing customers in trying to obtain additional business which is anticipated in generating increased revenues, although there can be no assurances that the additional revenues will occur in future periods.  The term “new” stocking programs referred to in the disclosure is in reference to supplying additional items to our existing customer base.  These new items have increased inventory levels and will hopefully generate revenues.  The Company has no commitments to purchase additional inventories and maintains inventory levels for our customers based on the customers expected annual usage, keeping anywhere from 8-14 weeks of product in our inventory to be consumed by the customers on an as needed basis.  If customers actual usage does not meet the expected demands over a period of time (generally one year), the Company has the right to request our customers to issue purchase orders to procure inventory at the expected levels.

2.
Evaluation of Disclosure Controls and Procedures - We have noted your comment regarding our disclosure controls and procedures.  Based on your explanation in the August 19 letter, we acknowledge that because we did not complete the assessment and testing of our internal controls on financial reporting as of December 31, 2007 as defined in Rule 13a-15(f) in a timely manner, we must therefore ultimately conclude that our disclosure controls and procedures as of the end of the fiscal year as defined in Rule 13a-15(e) were not effective and will revise this disclosure on our amended Form 10-KSB.

3.
Evaluation of Disclosure Controls and Procedures - We have noted your comment regarding our failure to evaluate our internal controls over financial reporting based on a suitable framework.   We had started our assessment under the COSO guidelines.  We identified key controls within the following processes; accounts payable; purchasing; accounts receivable; fixed assets; inventory; payroll; period end financial reporting; human resources; corporate; board of directors; and IT.  While in the process of completing the risk assessment narratives, we discovered that we had a material weakness in relation to segregation of duties and insufficient resources within key functional areas of finance and accounting. As a result of these weaknesses, and due to limited financial resources required to complete the assessment, the Company stopped work until it could satisfy the initial material weaknesses.  During 2007, we anticipated closing a reverse merger transaction so the Company delayed completion of the assessment work. Completing the assessment under COSO guidelines would require us to finish our risk assessment narratives, and perform the testing of key controls.  The Company is in the process of evaluating its options in completing the work at an economical cost.  The Company would need additional time in order to complete these tasks, and would request that the Commission allow the Company to complete the assessment on or before March 31, 2009.

M-Wave, Inc. (the “Company”) acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any additional comments or questions, please do not hesitate to contact me at (630) 562-5550 ext 4720.

Sincerely,

/s/ Jeff Figlewicz

Jeff Figlewicz
Acting Chief Financial Officer